EXHIBIT 11 – COMPUTATION OF EARNINGS PER SHARE
(In thousands, except per share data)

	Six Months Ended June 30,		Three Months Ended June 30,
	2006	2005	2006	2005
Basic Numerator:
Income before discontinued operations	$294,302	$280,353	$197,489	$213,235
Income (loss) from discontinued operations, net	—	(11,739)	—	7,497

Net income	294,302	268,614	197,489	220,732
Diluted Numerator:

Effect of dilutive securities — none	—	—	—	—
Numerator for income before discontinued operations — diluted	$294,302	$280,353	$197,489	$213,235
Numerator for discontinued operations, net - diluted	—	(11,739)	—	7,497

Net income — diluted	294,302	268,614	197,489	220,732
Denominator:

Weighted average common shares — basic	509,591	551,673	501,136	543,904

Effect of dilutive securities:
Stock options and restricted stock	801	1,307	924	1,186

Denominator for net income per common share - diluted	510,392	552,980	502,060	545,090

Net income (loss) per common share:
Income before discontinued operations — basic	$.58	$.51	$.39	$.39
Loss from discontinued operations, net — basic	—	(.02)	—	.02

Basic	$.58	$.49	$.39	$.41

Income before discontinued operations - diluted	$.58	$.51	$.39	$.39
Loss from discontinued operations, net - diluted	—	(.02)	—	.01

Diluted	$.58	$.49	$.39	$.40